SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2017
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: June 30, 2017

List of materials

Documents attached hereto:

i) Press release Announcement  Issuance of New Shares as Restricted Stock Compensation

June 30, 2017
Sony Corporation

Issuance of New Shares as Restricted Stock Compensation

Sony Corporation (the “Corporation”) today announces that, pursuant to the delegation of authority approved by resolutions of the Board of Directors of the Corporation, the Representative Corporate Executive Officer of the Corporation decided to issue new shares (the “Issuance of New Shares”) of restricted stock as compensation, as follows:

1.  Outline of the Issuance

(1) Payment date	July 18, 2017
(2) Class and number of shares to be issued	155,000 shares of common stock of the Corporation
(3) Issue price	4,365 yen per share
(4) Total issue price of shares to be issued	676,575,000 yen
(5) Method of offer or allotment	Allotment of Restricted Stock as defined in Article 84, paragraph 1 of Order for Enforcement of the Income Tax Act
(6) Method of contribution	In-kind contribution of monetary compensation receivables
(7) Allottees, number thereof and number of shares to be allotted	10 Corporate Executive Officers of the Corporation: 155,000 shares in total
(8) Other	Issue of new shares to be allotted is conditioned on the securities registration statement taking effect in accordance with the Financial Instruments and Exchange Act.

2.  Purpose of and Reasons for the Issuance

At the meeting of the Compensation Committee held on April 27, 2017, the Corporation passed a resolution to introduce a stock compensation plan (the “Compensation Plan”) under which shares of restricted stock will be allotted to the Corporate Executive Officers and other executives of the Corporation for the purposes of (i) further promoting shared values between the shareholders and the executives and (ii) giving an incentive to such executives to enhance the mid- to long-term business performance of the Corporation and its corporate value.  Further, at the meeting of the Compensation Committee held on June 30, 2017, the Corporation determined the details of the Compensation Plan as well as the amount of monetary compensation receivables to be paid to each Corporate Executive Officer of the Corporation (each, a “Qualified Person”) by the Corporation under the Compensation Plan.  Such receivables will be immediately contributed back to the Corporation by each Qualified Person in exchange for the shares of restricted stock of the Corporation allotted to that Qualified Person under the Compensation Plan.
Based on the delegation of authority approved by resolutions of the Board of Directors of the Corporation pursuant to Article 416, paragraph 4 of the Companies Act, the Issuance of New Shares will be implemented pursuant to the decision of the Representative Corporate Executive Officer of the Corporation dated June 30, 2017, which takes into account the above-mentioned resolution of the Compensation Committee.  The shares of common stock of the Corporation that relate to the Issuance of New Shares will be issued to each Qualified Person in accordance with the Compensation Plan.  Each Qualified Person will make an in-kind contribution to the Corporation of the monetary compensation receivables paid to each Qualified Person in order to grant to such Qualified Person the shares of restricted stock of the Corporation.  While the Corporation has granted in the past stock options to the Corporate Executive Officers as compensation linked to share price, the shares of restricted stock that the Corporation grants as compensation linked to share price under the Compensation Plan are being issued instead of a portion of the stock options that the Qualified Persons may otherwise be eligible to receive from the Corporation.  The Corporation determines that compensation of the Corporate Executive Officers, including compensation linked to share price, is at an appropriate level based upon third-party research regarding compensation of management of both domestic and foreign companies.  The shares of restricted stock to be granted under the Compensation Plan have a Transfer Restriction Period of 3 years as described in the Item 3 (1) below in order to give an incentive to each Corporate Executive Officer to enhance the mid- to long-term business performance of the Corporation and its corporate value.

The Corporation plans to execute, with each Qualified Person, an allotment agreement for shares of restricted stock (the “Allotment Agreement”) which contains substantially the following terms:

3.  Outline of the Allotment Agreement

(1)      Transfer Restriction Period
During the period from July 18, 2017 to July 18, 2020 (the “Transfer Restriction Period”), the Qualified Person shall not transfer, create any security interest on or otherwise dispose of the shares of common stock of the Corporation allotted pursuant to the Allotment Agreement (the “Allotted Shares”) (the “Transfer Restriction”).

(2)      Conditions for Releasing the Transfer Restriction
The Corporation shall remove, as of the expiration of the Transfer Restriction Period, the Transfer Restriction on all of the Allotted Shares, on the condition that the Qualified Person has held, throughout the Transfer Restriction Period, one or more of his or her positions, as applicable, as a Director, a Corporate Executive Officer or an employee of the Corporation or a Related Company of the Corporation (a “Related Company” means a “subsidiary (kogaisha)” as defined in Article 8, Paragraph 3 of the Ordinance on the Terminology, Forms and Preparation Methods of Financial Statements, etc. or an “affiliated company (kanren kaisha)” as defined in Paragraph 5 of such Article; the same shall apply hereinafter).  However, if, during the Transfer Restriction Period, a Qualified Person ceases to hold all the positions that he or she holds as a Director or Corporate Executive Officer at, and if applicable, ceases to be an employee of, the Corporation or a Related Company due to (i) his or her death or (ii) any other justifiable reason that is approved by the Compensation Committee, the Corporation shall, as necessary, make reasonable adjustments to the number of the Allotted Shares for which the Transfer Restriction is to be removed and the timing of the removal of the Transfer Restriction, and any Allotted Shares that are outside the scope of the removal of the Transfer Restriction will be acquired by the Corporation without any consideration to, or consent of, the Qualified Person.

(3)      Grounds for the Acquisition without Consideration
If certain events occur, including, but not limited to, cases where, during the Transfer Restriction Period, a Qualified Person ceases to hold all the positions that he or she holds as a Director or Corporate Executive Officer at, and if applicable, ceases to be an employee of, the Corporation or a Related Company, the Corporation will acquire the Allotted Shares without any consideration to, or consent of, the Qualified Person, except where the Qualified Person ceases to hold all such positions that he or she holds at, and, if applicable, ceases to be an employee of, the Corporation or a Related Company due to (i) his or her death or (ii) any other justifiable reason that is approved by the Compensation Committee.

(4)      Management of Shares
In order to prevent the Allotted Shares from being transferred, having any security interest created thereon or otherwise being disposed of during the Transfer Restriction Period, the Corporation will take such measures as the Corporation considers appropriate.

(5)      Treatment in Case of Organizational Restructuring
During the Transfer Restriction Period, if a matter relating to a merger agreement under which the Corporation will become the dissolving company, a share exchange agreement or a share transfer plan under which the Corporation will become a wholly-owned subsidiary or any other organizational restructuring is approved at a General Meeting of Shareholders of the Corporation (or, if an approval at a General Meeting of Shareholders of the Corporation is not required regarding the above-mentioned organizational restructuring, then the approval by the Representative Corporate Executive Officer of the Corporation), pursuant to the decision of the Representative Corporate Executive Officer, the Transfer Restriction shall, at the time immediately prior to the business day preceding the effective date of such organizational restructuring, be removed in respect of a certain number of Allotted Shares, where that number will be equal to the number obtained by multiplying (A) the number of the Allotted Shares held by the Qualified Person as of the approval date of such organizational restructuring by (B) the number obtained by dividing (i) the number of months in the period from the month that includes the payment date of the Issuance of New Shares to the month that includes the approval date of such organizational restructuring by (ii) 36, which is the number of months in the Transfer Restriction Period (any fractional unit (where one unit equals 100 shares) shall be rounded down to the nearest unit (100 shares)).

4.  Basis of Calculation of the Payment Amount and Specific Details thereof

The Issuance of New Shares to each Qualified Person shall be carried out by having such Qualified Person make an in-kind contribution to the Corporation of the monetary compensation receivables granted for the fiscal year ending March 31, 2018 paid to such Qualified Person by the Corporation to exchange for the shares of restricted stock of the Corporation allotted to the Qualified Person under the Compensation Plan.

In light of the terms and conditions of the bonds with stock acquisition rights that are already issued by the Corporation, and in order to eliminate any arbitrariness in the determination of issue price, the issue price shall be 4,365 yen, which is the higher of (i) 4,098 yen, which is the average of the closing prices of shares of common stock of the Corporation in the regular trading thereof on the Tokyo Stock Exchange (each, the “Closing Price”) for the thirty (30) consecutive trading days commencing on the forty-fifth (45th) trading day immediately before the day immediately after the payment date of the Allotted Shares (excluding days on which there is no Closing Price, and any fraction of less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen); and (ii) 4,365 yen, which is the Closing Price on June 29, 2017 (the business day immediately before the date on which the Representative Corporate Executive Officer of the Corporation made a decision on the Issuance of New Shares).  We believe that this amount is reasonable on the basis that it is the market stock price immediately prior to the date on which the Representative Corporate Executive Officer of the Corporation made a decision relating to the Issuance of New Shares, and we also believe that the issue price does not represent a price that is particularly favorable to the Qualified Persons.

End of Document

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